UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*



NRG GENERATING (U.S.) INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

628950107
(CUSIP Number)

ARTHUR H. AMRON
WEXFORD MANAGEMENT LLC
411 West Putnam Avenue
Greenwich, CT  06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 30, 1996
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












































SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Capital Partners II, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)   []

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               347,672

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               347,672

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     347,672 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                    [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%

14   TYPE OF REPORTING PERSON*
     PN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Overseas Partners I, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               95,304

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               95,304

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     95,304 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%

14   TYPE OF REPORTING PERSON*
     PN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Capital II, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               347,672

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               347,672

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     347,672 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%

14   TYPE OF REPORTING PERSON*
     PN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Capital Corp.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               347,672

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               347,672

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     347,672 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%

14   TYPE OF REPORTING PERSON*
     CO

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Management LLC
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                 [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Connecticut

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               442,976

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               442,976

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     442,976 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%

14   TYPE OF REPORTING PERSON*
     OO

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Capital Overseas, LP
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

     CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               95,304

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               95,304

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     95,304 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                              [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%

14   TYPE OF REPORTING PERSON*
     PN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Wexford Capital Ltd.
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                           [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               95,304

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               95,304

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     95,304 see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.5%

14   TYPE OF REPORTING PERSON*
     CO

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Charles E. Davidson
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               442,976

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               442,976

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     442,976 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%

14   TYPE OF REPORTING PERSON*
     IN

SCHEDULE 13D
CUSIP No. 098904105

1    NAME OF REPORTING PERSONS
     Joseph M. Jacobs
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (Intentionally Omitted)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [x]
     (b)  [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS
     2(d) OR 2(e)                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH    7    SOLE VOTING POWER
                    None

          8    SHARED VOTING POWER
               442,976

          9    SOLE DISPOSITIVE POWER
               None

          10   SHARED DISPOSITIVE POWER
               442,976

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     442,976 (But see Item 5 herein)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.9%

14   TYPE OF REPORTING PERSON*
     IN

                         Schedule 13D


Item 1.   Security and Issuer.

          The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common
Stock"), of NRG Generating (U.S.) Inc. ("NRGG"). NRGG is a
Delaware corporation with principal executive offices at 1221
Nicollet Mall, Suite 610, Minneapolis, MN 55403.


Item 2.   Identity and Background.

          This statement is being filed by (i) Wexford Capital Partners II, LP, a Delaware limited partnership ("Capital Fund"), and Wexford Overseas Partners I, LP, a Cayman Islands limited partnership ("Overseas Fund" and collectively with the Capital Fund, the "Funds"), (ii) Wexford Management, LLC, a Connecticut limited liability company ("Wexford Management") and investment advisor to the Funds, (iii) Wexford Capital II, LP, a Delaware limited partnership and the sole general partner of the Capital Fund (the "Capital Fund General Partner"), (iv) Wexford Capital Corp., a Delaware corporation and the sole general partner of the Capital Fund General Partner (the "Wexford Capital General Partner"), (v) Wexford Capital Overseas, LP, a Cayman Islands limited partnership and the sole general partner of the Overseas Fund (the "Overseas Fund General Partner"), (vi) Wexford Capital Ltd., a Cayman Islands corporation and the sole general partner of the Overseas Fund General Partner (the "Wexford Capital Overseas General Partner"), (vii) Charles E. Davidson and (viii) Joseph M. Jacobs (the individuals and entities in (i) - (viii) individually, a "Reporting Person" and collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

          Pursuant to the Composite Fourth Amended and Restated Plan of Reorganization for O'Brien Environmental Energy, Inc. (the predecessor in bankruptcy to NRGG) proposed by O'Brien Environmental Energy, Inc. ("O'Brien"), the Official Committee of Equity Security Holders of O'Brien, Wexford Management Corp. (the predecessor to Wexford Management) and NRG Energy, Inc. (the "Reorganization Plan"), the Funds were awarded on the effective date of the Reorganization Plan (April 30, 1996) an aggregate of 442,976 shares of Common Stock. As a result, the Funds own beneficially Common Stock constituting approximately 6.9% of the outstanding Common Stock (on the basis of 6,440,514 shares of Common Stock of NRGG outstanding as of March 20, 1997, as reflected on NRGG's Form 10-K for the fiscal year ended December 31, 1996).

          The Capital Fund and the Overseas Fund are respectively Delaware and Cayman Islands private investment limited partnerships organized for the purpose of seeking capital appreciation and interest and dividend income through investments in companies, securities, other financial instruments, real estate and related derivative instruments and mortgages, and any and all other types of investments determined as appropriate by their respective general partners. Their principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830. The Capital Fund General Partner is the sole general partner of the Capital Fund and the Wexford Capital General Partner is the sole general partner of the Capital Fund General Partner. The Overseas Fund General Partner is the sole general partner of the Overseas Fund and the Wexford Capital Overseas General Partner is the sole general partner of the Overseas Fund General Partner.

          The Capital Fund General Partner's and the Wexford Capital General Partner's principal business and activity is to act as general partner of the Capital Fund and the Capital Fund General Partner, respectively. Their principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830.

          The Overseas Fund General Partner's and the Wexford Capital Overseas General Partner's principal business and activity is to act as general partner of the Overseas Fund and the Overseas Fund General Partner, respectively. Their principal business and office address is c/o Hemisphere Fund Managers Limited, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, B.W.I.

          Wexford Management is a Connecticut limited liability company that acts as the investment manager to the Funds and in such capacity has full power and authority to (a) continuously supervise the investment programs of the Funds and the composition of their investment portfolios; (b) have complete discretion to cause the Funds to purchase or sell any asset, enter into any other investment related transaction, including lending securities, exercising control over a company, and exercising voting or approval rights; and (c) take other actions incidental to the foregoing. Its principal business and office address is 411 West Putnam Avenue, Greenwich, CT 06830.

          Charles E. Davidson is President, sole director and a controlling stockholder of the Wexford Capital General Partner and is President, a director and a controlling stockholder of the Wexford Capital Overseas General Partner. He also is Chairman, sole director and a controlling member of Wexford Management.
Mr. Davidson owns 48.05% of Wexford Management and 49% of each of the Wexford Capital General Partner and the Wexford Capital Overseas General Partner. Mr. Davidson also served as a director of O'Brien from 1995 until 1996. Mr. Davidson is also a director and the Chairman of the Board of Directors of Presidio Capital Corp. ("Presidio"), the post-bankruptcy successor to Integrated Resources, Inc. Mr. Davidson is also Chairman of DLB Oil and Gas, Inc., an oil exploration company and is Chairman of the Board and director of Resurgence Properties, Inc., a real estate management company ("Resurgence"). He is also a director of Technology Service Group, Inc., a company engaged in the design, development, manufacturing and sale of public communications products and services. He is also the managing partner of a number of private investment partnerships. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Joseph M. Jacobs is a Vice President and a controlling stockholder of the Wexford Capital General Partner and a controlling stockholder of the Wexford Capital Overseas General Partner. He also is President, managing member and a controlling member of Wexford Management. Mr. Jacobs owns 48.05% of Wexford Management and 49% of each of the Wexford Capital General Partner and the Wexford Capital Overseas General Partner. Mr. Jacobs is also a director and the Chief Executive Officer and President of Presidio and a director and the Chief Executive Officer, President and Treasurer of Resurgence. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Spyros S. Skouras, Jr. is Senior Vice President of Wexford Management and a director of NRGG. Mr. Skouras served as a director of O'Brien from 1995 until 1996 and was appointed a director of NRGG on April 30, 1996 pursuant to the Reorganization Plan. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Arthur Amron is Vice President and Assistant Secretary of the Wexford Capital General Partner. He also is Senior Vice President and General Counsel of Wexford Management. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830. He is a citizen of the United States of America.

          Robert Holtz is Vice President of the Wexford Capital General Partner. He is also Senior Vice President and Assistant Corporate Secretary of Wexford Management. Mr. Holtz is also a Vice President and Secretary of Presidio and a Vice President and Assistant Secretary of Resurgence. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830. He is a citizen of the United States of America.

          Jay Maymudes is Vice President, Secretary and Treasurer of the Wexford Capital General Partner and Treasurer and a director of the Wexford Capital Overseas General Partner. He is also Chief Financial Officer, Treasurer, and Senior Vice President of Wexford Management. Mr. Maymudes is also a Vice President, Treasurer and Chief Financial Officer of Presidio and the Chief Financial Officer, Secretary and a Vice President of Resurgence. His principal business and office address is c/o Wexford Management LLC, 411 West Putnam Avenue Greenwich, CT 06830. He is a citizen of the United States.

          The Wexford Capital Overseas General Partner has entered into an administration agreement with Hemisphere Fund Managers Limited, a Cayman Island company (the "Administrator"), pursuant to which the Administrator performs accounting and day-to-day administrative duties with respect to the Wexford Capital Overseas General Partner. The Administrator administers the business and property of the Wexford Capital Overseas General Partner under the supervision and direction of its Board of Directors, and arranges for other administration services as the Wexford Capital Overseas General Partner may require from time to time.

          Christopher Wetherhill is a director and Vice President of the Wexford Capital Overseas General Partner. He also is the President and Chief Executive Officer of MRM Financial Services Ltd., which is the parent company of Hemisphere Management Limited and MRM Securities Ltd. His principal business and office address is Hemisphere House, 9 Church Street, Hamilton, Bermuda. He is a citizen of Great Britain.

          Thomas S. Healy is a director and Secretary of the Wexford Capital Overseas General Partner. He also is Director of Operations of Hemisphere Management Limited. His principal business and office address is Hemisphere House, 9 Church Street, Hamilton Bermuda. He is a citizen of Ireland.

          None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, Arthur Amron, Robert Holtz, Jay Maymudes, Spyros S. Skouras, Jr., Christopher Wetherhill, or Thomas S. Healy, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          The Common Stock owned by the Funds was acquired by them in connection with the Reorganization Plan. On the Effective Date of the Reorganization Plan (April 30, 1996), the shares of Class A Common Stock (the "Old Class A Common Stock") and the shares of Class B Common Stock (the "Old Class B Common Stock") of O'Brien, par value $.01 per share, issued and outstanding on the date on which O'Brien filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code, were cancelled and extinguished and became exchangeable for shares of Common Stock by certain holders of the Old Class A Common Stock and Old Class B Common Stock according to their pro rata share of all the shares of Old Class A Common Stock and Old Class B Common Stock outstanding prior to such date.

          On or prior to the Effective Date of the Reorganization Plan, the Capital Fund owned an aggregate of approximately 1,614,457 shares of Old Class A Common Stock and Old Class B Common Stock and the Overseas Fund owned an aggregate of approximately 403,614 shares of Old Class A Common Stock and Old Class B Common Stock. As a result of the foregoing, (i) the Capital Fund received as of the Effective Date of the Reorganization Plan an aggregate of 347,672 shares of Common Stock in respect of the shares of Old Class A Common Stock and Old Class B Common Stock owned by it on or prior to such date and
(ii) the Overseas Fund received as of the Effective Date of the Reorganization Plan an aggregate of 95,304 shares of Common Stock in respect of the shares of Old Class A Common Stock and Old Class B Common Stock owned by it on or prior to such date.


Item 4.   Purpose of Transaction.

          The shares of Common Stock acquired by the Funds may be disposed of at any time or from time to time, in whole or in part. In addition, the Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock.

          NRGG entered into a Liquidating Asset Management Agreement on April 30, 1996 with Wexford Management, pursuant to which, in accordance with the Reorganization Plan, NRGG retained Wexford Management as manager, operator and liquidator of the Liquidating Assets (as specified below) of NRGG pursuant to the terms and conditions of the agreement. The Board of Directors and officers of NRGG have the right to direct and control which assets will be liquidated and the extent of management services required for each Liquidating Asset. The Liquidating Assets identified in the agreement consist of (a) NRGG's engine generator sales, service and rental business, (b) the Philadelphia Project, (c) unused equipment and (d) American Hydrotherm and two related companies. Wexford Management is entitled under the agreement to receive an assets liquidation fee up to a maximum of $1,500,000.


Item 5.   Interest in Securities of the Issuer.

          As a result of their acquisitions of Common Stock pursuant to the Reorganization Plan, the Funds own beneficially an aggregate of 6.9% of the outstanding shares of Common Stock (on the basis of 6,440,514 shares of Common Stock of NRGG outstanding as of March 20, 1997, as reflected on NRGG's Form 10-K for the fiscal year ended December 31, 1996). Set forth below is a summary for each of the Reporting Persons of their beneficial ownership of the Common Stock:


     A.   Wexford Capital Partners II, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 347,672
                    Percentage:  5.4%.
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    347,672
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  347,672
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     B.   Wexford Overseas Partners I, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 95,304
                    Percentage:  1.5%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    95,304
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  95,304
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     C.   Wexford Capital II, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 347,672
                    Percentage:  5.4%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    347,672
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  347,672
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock
          (e)  Not applicable.

     D.   Wexford Capital Corp.

          (a) Aggregate number of shares of Common Stock beneficially owned: 347,672
                    Percentage:  5.4%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    347,672
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  347,672
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     E.   Wexford Capital Overseas, LP

          (a) Aggregate number of shares of Common Stock beneficially owned: 95,304
                    Percentage:  1.5%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    95,304
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  95,304
          (c) Other than as reported in Item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     F.   Wexford Capital Ltd.

          (a) Aggregate number of shares of Common Stock beneficially owned: 95,304
                    Percentage:  1.5%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    95,304
               3.   Sole power to dispose or to direct the
               disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  95,304
          (c) Other than as reported in Item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     G.   Wexford Management, LLC

          (a) Aggregate number of shares of Common Stock beneficially owned: 442,976
                    Percentage:  6.9%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    442,976
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  442,976
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     H.   Charles E. Davidson

          (a) Aggregate number of shares of Common Stock beneficially owned: 442,976
                    Percentage:  6.9%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    442,976
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  442,976
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.

     I.   Joseph M. Jacobs

          (a) Aggregate number of shares of Common Stock beneficially owned: 442,976
                    Percentage:  6.9%
          (b)  1.   Sole power to vote or to direct vote:  -0-
               2.   Shared power to vote or to direct vote:
                    442,976
               3.   Sole power to dispose or to direct the
                    disposition:  -0-
               4.   Shared power to dispose or to direct the
                    disposition:  442,976
          (c) Other than as reported in item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.
          (d) Each of the Reporting Persons may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
          (e)  Not applicable.


          (i) The Capital Fund General Partner may, by reason of its status as the sole general partner of the Capital Fund, and
(ii) the Wexford Capital General Partner may, by reason of its status as the sole general partner of the Capital Fund General Partner, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Capital Fund possesses beneficial ownership.

          Wexford Management may, by reason of its status as investment manager to the Funds, be deemed to own beneficially
(as that term is defined in Rule 13d-3 under the Act) the Common
Stock of which the Funds possess beneficial ownership.

          (i) The Overseas Fund General Partner may, by reason of its status as the sole general partner of the Overseas Funds and
(ii) the Wexford Capital Overseas General Partner may, by reason of its status as the sole general partner of the Overseas Fund General Partner, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Overseas Fund possesses beneficial ownership.

          Charles E. Davidson may, by reason of his status as a control person of the Wexford Capital General Partner, the Wexford Capital Overseas General Partner and Wexford Management, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Funds possess beneficial ownership.

          Joseph M. Jacobs may, by reason of his status as a control person of the Wexford Capital General Partner, the Wexford Capital Overseas General Partner and Wexford Management, be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) the Common Stock of which the Funds possess beneficial ownership.

          (b)  (i)  Charles E. Davidson, Joseph M. Jacobs,
Wexford Management, the Capital Fund General Partner and the
Wexford Capital General Partner share the power to vote and to dispose of the shares of Common Stock beneficially owned directly by the Capital Fund; and

               (ii)  Charles E. Davidson, Joseph M. Jacobs,
Wexford Management, the Overseas Fund General Partner and the Wexford Capital Overseas General Partner share the power to vote and to dispose of the shares of Common Stock beneficially owned directly by the Overseas Fund.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          None.  See Items 2, 3, 4 and 5 hereof.


Item 7.   Material to be Filed as Exhibits.

          1.   Exhibit I -    Agreement pursuant to Rule 13d-
                              (f)(1)(iii), filed herewith

          2.   Exhibit II -   Reorganization Plan, incorporated
                              by reference from Exhibit 2.2 to
                              NRGG's Current Report on Form 8-K
                              dated February 13, 1996, filed by
                              NRGG

          3.   Exhibit III -  Liquidating Asset Management
                              Agreement, incorporated by
                              reference from Exhibit 10.1 to
                              NRGG's Current Report on Form 8-K
                              dated February 13, 1996, filed by
                              NRGG.









Signature

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 1997

                         WEXFORD CAPITAL PARTNERS II, LP
                         By:  Wexford Capital II, LP,
                              its general partner

                         By:  Wexford Capital Corp.,
                              its general partner


                              By: /s/ Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President




                         WEXFORD OVERSEAS PARTNERS I, LP
                         By:  Wexford Capital Overseas, LP,
                              its general partner

                         By:  Wexford Capital Ltd.,
                              its general partner


                              By:  /s/ Charles E. Davidson
                              Name:     Charles E. Davidson
                              Title:    President


                         WEXFORD CAPITAL II, LP
                         By:  Wexford Capital Corp.,
                              its general partner


                              By:  /s/ Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President



                         WEXFORD CAPITAL CORP.


                              By:  /s/ Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President



                         WEXFORD MANAGEMENT, LLC


                              By:  /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President



                         WEXFORD CAPITAL OVERSEAS, LP
                         By:  Wexford Capital Ltd.,
                              its general partner

                              By:   /s/ Charles E. Davidson
                              Name:     Charles E. Davidson
                              Title:    President





                         WEXFORD CAPITAL LTD


                              By:   /s/ Charles E. Davidson
                              Name:     Charles E. Davidson
                              Title:    President




                         /s/ Charles E. Davidson
                         Charles E. Davidson


                         /s/ Joseph M. Jacobs
                         Joseph M. Jacobs
















                         EXHIBIT INDEX


     1.   Exhibit I -    Agreement pursuant to Rule 13d-
                         1(f)(1)(iii), filed herewith

     2.   Exhibit II -   Reorganization Plan, incorporated by
                         reference from Exhibit 2.2 to NRGG's
                         Current Report on Form 8-K dated
                         February 13, 1996, filed by NRGG

     3.   Exhibit III -  Liquidating Asset Management Agreement,
                         incorporated by reference from Exhibit
                         10.1 to NRGG's Current Report on Form 8-
                         K dated February 13, 1996, filed by NRGG








































                              EXHIBIT I



     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.



                         WEXFORD CAPITAL PARTNERS II, LP
                         By:  Wexford Capital II, LP,
                              its general partner


                         By:  Wexford Capital Corp.,
                              its general partner


                              By: /s/ Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President



                         WEXFORD OVERSEAS PARTNERS I, LP
                         By:  Wexford Capital Overseas, LP,
                              its general partner

                         By:  Wexford Capital Ltd.,
                              its general partner


                              By:  /s/ Charles E. Davidson
                              Name:     Charles E. Davidson
                              Title:    President


                         WEXFORD CAPITAL II, LP
                         By:  Wexford Capital Corp.,
                              its general partner


                              By:  /s/ Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President





                         WEXFORD CAPITAL CORP.


                              By:  /s/ Arthur H. Amron
                              Name:     Arthur H. Amron
                              Title:    Vice President



                         WEXFORD MANAGEMENT, LLC


                              By:  /s/ Arthur H. Amron
                              Name:  Arthur H. Amron
                              Title: Senior Vice President



                         WEXFORD CAPITAL OVERSEAS, LP
                         By:  Wexford Capital Ltd.,
                              its general partner

                              By:   /s/ Charles E. Davidson
                              Name:     Charles E. Davidson
                              Title:    President


                         WEXFORD CAPITAL LTD


                              By:   /s/ Charles E. Davidson
                              Name:     Charles E. Davidson
                              Title:    President




                         /s/ Charles E. Davidson
                         Charles E. Davidson


                         /s/ Joseph M. Jacobs
                         Joseph M. Jacobs